David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Tel. (516) 887-8200

Fax (516) 887-8250

November 19, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael R. Clampitt, Esq.

Re:	Map Financial Group, Inc. (the “Registrant”)
Amendment No.1 to Registration Statement on Form S-1
Filed on September 29, 2008 - File Number 333-153726

Dear Mr. Clampitt:

Map Financial Group, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment number 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated October 21, 2008 (the "Comment Letter"), with reference to the Company's registration statement on Form SB-2 (the "Registration Statement") filed with the Commission on September 29, 2008.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

Prospectus Cover Page

1.     Comment:           Please highlight the cross-reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation 8-K.

Response:           The cross-reference to the risk factors section on the prospectus cover page has been highlighted, in bold capital letters.

2.     Comment:           Please revise the first paragraph to disclose that there is no minimum either as to the number of shares that will be sold or to the number each purchaser is required to purchase.

Response:           The first paragraph has been revised to disclose that the shares will be offered on a “best efforts no minimum basis” and that there is no minimum number of shares that each subscriber is required to purchase and no minimum number of shares that must be sold in the offering.

Prospectus Summary

3. Comment:            Please revise the preamble to state that it highlights “material” information contained in the prospectus.

Response:           The preamble has been revised to state that it highlights “material” information contained in the prospectus.

4. Comment:            Please include, either on the cover page or in the summary section of the prospectus, the telephone number of your principal executive offices.

Response:           The telephone number of the Registrant’s principal executive offices has been added in the Prospectus Summary at the end of the Corporate Background section.

5. Comment:            Please disclose that funds will not be returned to investors if you terminate the offering at an earlier date.

Response:           Disclosure has been added in “Offering period” under The Offering, indicating that funds will not be returned to investors if the Registrant terminates the offering at an earlier date.

6. Comment:            Please disclose whether any of the officers or directors have any intention of purchasing shares in the offering and, if so, please quantify.

Response:           Disclosure has been added, in “Shares outstanding after offering” under The Offering, indicating that none of the Registrant’s executive officers and directors have any intention to purchase shares in the offering.

Risk Factors, page 4

7. Comment:           You note that on July 31, 2008 you completed a private placement of 10 million shares of your common stock for $0.001 per share. Please add a risk factor describing the effects of the private placement on the value of the shares in this offering. Please also address the benefits that the initial shareholders may receive by the possible creation of a market for their shares from this public offering.

Response:        A risk factor has been added on page 10 of the Amended Registration Statement regarding the potential effect of the lower, private placement offering price on the value of the shares in this offering (as a result of offers by investors in the private placement to sell shares at less than the public offering price), and the benefits derived by them from the public offering.

8. Comment:           The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company’s inability to offer assurances. For example, you state that there can be no assurance that management will be able to integrate these businesses profitably or will be successful in combining and implementing your operating or growth strategies. Instead of stating the company’s inability to offer assurance, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

Response:        The risk factor disclosure has been revised to state the material risks posed by the uncertainties addressed without any reference to assurances.

9. Comment:       Please revise the first risk relating to your common stock on page 8 to disclose whether you have any plans, arrangements, or understandings to issue any other shares of common or preferred in the next 12 months.

Response:           The first risk relating to the Registrant’s common stock has been revised to disclose that the Registrant does not have any plans, arrangements, or understandings to issue any other shares of common or preferred stock in the next 12 months.

Dilution, page 15

10. Comment:       Revise to also present a table disclosing the cash consideration and percentage of cash paid by officers and directors and their percentage ownership and the amount paid pursuant to this offering and the applicable percentages. See Item 506 of Regulation S-K.

Response:          The table required by Item 506 of Regulation S-K has been added.

Lending practices, page 21

11. Comment:       Please revise to significantly expand the disclosures in this section, such as, the number of employers and institutions participating and the increase from 2007, the number of employees of these entities, the range of terms offered and the average term of each loan, the average loan amount, the range of interest rates and the average interest rate, any fees involved, do the arrangements with any entity result in any expenses or other income to the borrower or the Company, etc. If any of the subsidiaries or entities provide a disproportionate percentage in any of the categories above, a separate discussion of each subsidiary or entity may be necessary.

Response:       The Lending Practices section has been expanded significantly to provide all of   the additional disclosure referred to in your comment, with the exception of the number of employees of approved institutions. The Registrant is unable at this time to provide any reliable indication of the number of employees of approved institutions, but is in the process of trying to determine the relevant number. Detailed disclosure has also been added regarding the number of loans extended by each subsidiary and the dollar amounts of such loans.

In the seven months ended July 31, 2008 (the only period throughout which all five subsidiaries were operational), operations in St. Lucia (where the population significantly outnumbers the population in the other countries where the Registrant operates), accounted for approximately 31.2% of the number of loans extended and approximately 33.5% of the dollar amount of all loans extended during the period. Operations in The Commonwealth of Dominica (which commenced more than two years before the Registrant expanded its operations into other countries) and in St. Lucia, on a combined basis, accounted for approximately 64.3% of the number of loans extended in the seven

months ended July 31, 2008 (approximately 81.7% in the seven months ended July 31, 2007,   and approximately 78.7% in the year ended December 31, 2007), and approximately 64.5% of the dollar amount of all loans extended in the seven months ended July 31, 2008 (approximately 70.8% in the seven months ended July 31, 2007, and approximately 73.6% in the year ended December 31, 2007).

12. Comment:       Please disclose information regarding the maximum interest rates allowed on these loans.

Response:          Information regarding the maximum interest rates allowed on these loans, and the interest rates charged in 2007 and in the seven months ended July 31, 2008, has been added at the end of the Lending Practices section of the Amended Registration Statement.

13. Comment:       Revise to add disclosure of any rollover or renewal policies, the percentage increase in borrowers from last year, the percentage of rollovers, and any increase in average loan amounts from last year.

Response:          Information regarding rollover or renewal policies, the percentage increase in borrowers from last year, the percentage of rollovers, and increases in average loan amounts from last year has been added to the Lending Practices section of the Amended Registration Statement.

14. Comment:       You mention that credit will only be offered to employees of institutions that have been approved in advance. Please disclose what factors you use when deciding whether to approve an institution.

Response:       Information regarding the factors considered by the Registrant when deciding whether to approve an institution has been added to the Lending Practices section.

15. Comment:       On page 23, you list the number of employees of your holding company and some of your subsidiaries. However, you do not list the number of employees for FastCash International Limited, Financial Services Inc. (Dominica), FastCash (St.  Lucia) Ltd. or FastCash Ltd. (Grenada). Please confirm that these entities do not have any employees.

Response:       The relevant disclosure has been revised to indicate that Map Financial Group has 5 full-time employees, FastCash International Limited has no employees, Financial Services Inc. has 14 full time employees and 1 part time employee, FastCash (Antigua) Limited has 3 full-time employees and 1 part-time employee, FastCash (St. Lucia) Ltd. has 10 full-time employees, CashExpress Ltd. has 4 full-time employees and 1 part-time employee, and FastCash Ltd. has no employees. FastCash Dominica Ltd., an inactive wholly-owned subsidiary of FastCash International, has no employees.

16. Comment:       You state that FastCash Dominica Ltd. has 13 full-time employees and 1 part-time employee. However, you state on page 3 that FastCash Dominica Ltd. is an inactive subsidiary. Please clarify why an inactive subsidiary has 14 employees.

Response:       The disclosure in the initial Registration Statement indicating that FastCash Dominica Ltd. has 13 full-time employees and 1 part-time employee, was in error and has been revised. FastCash Dominica Ltd. is inactive and has no employees.

Management’s Discussion And Analysis, page 26

17. Comment:           Please revise to provide an in depth discussion of the receivables reported on your balance sheet and their credit quality and loss histories. Please also include an aging of the receivables.

Response:       Information regarding receivables reported on the balance sheets, their credit quality and loss histories, as well as an aging of the receivables, has been added to the Management’s Discussion and Analysis section of the Amended Registration Statement.

18. Comment:            Either in this section or in another appropriate portion of the prospectus, please disclose the percentage of total revenue provided by each subsidiary.

Response:       Information regarding the percentage of total revenue provided by each subsidiary has been added under the Overview heading at the beginning of the Management’s Discussion and Analysis section of the Amended Registration Statement.

19. Comment:            Please clarify whether FastCash Dominica Ltd. has been an inactive corporation since its incorporation.

Response:       FastCash Dominica Ltd. has been an inactive corporation since its incorporation, and the relevant disclosure has been revised to indicate this.

20. Comment:       Between December 31, 2006 and December 31, 2007 and between July 31, 2007 and July 31, 2008, some subsidiaries were incorporated. If this is true, to the extent material, please specify in your Liquidity and Capital Resources – December 31, 2007 vs. December 31, 2006 subsection, your Results of Operation – July 31, 2008 vs. July 31, 2007 subsection, and your Results of Operations – December 31, 2007 vs. December 31, 2006 subsection the effect the incorporation of the new subsidiaries had on the change in expenses and revenues.

Response:       Three subsidiaries were incorporated in 2007, including FastCash Ltd. which was incorporated in Grenada on May 24, 2007, FastCash (St. Lucia) Ltd. which was incorporated in St. Lucia on June 29, 2007, and Cash Express Ltd. which was incorporated in St. Vincent and the Grenadines on October 22, 2007. One subsidiary, FastCash (Antigua) Limited, was incorporated in Antigua and Barbuda on July 10, 2006, and the first subsidiary, Financial Services Inc., was incorporated in the Commonwealth of Dominica on June 25, 2004 (the tabular disclosure in the Business section of the Amended Registration Statement sets forth the incorporation date of each subsidiary).

The incorporation of three subsidiaries in 2007 did have a material effect on the Registrant’s expenses and revenues in 2007, and disclosure regarding that effect has been added to the Liquidity, Capital Resources and Results of Operations disclosure regarding 2007. The effect of the incorporation of three subsidiaries in 2007 did not have a material effect on the Registrant’s expenses in the seven month period ended July 31, 2008, and the effect on the Registrant’s revenues is discussed in the Liquidity, Capital Resources and Results of Operations disclosure regarding that period.

Liquidity and Capital Resources of Map Financial Group, Inc. page 28

21. Comment:       In the fourth paragraph on this page, you state you have accounts payable of $1,815,267 as of July 31, 2008. However, it appears you have accounts receivable in this amount. Please revise your document accordingly.

Response:       The relevant disclosure has been revised accordingly.

22. Comment:           Please disclose when Mr. Malamud founded Stampville.com. Additionally, please confirm that Mr. Malamud is still President of Stampville.com.

Response:        Mr. Malamud founded Stampville.com in June 1999 and served as its president until December 2003. The relevant disclosure has been revised accordingly.

23. Comment:       Please confirm that Samuel Rosenberg is still engaged in management consulting for the East Coast Company.

Response:       Samuel Rosenberg’s engagement on behalf of East Coast Company terminated in September 2007. The relevant disclosure has been revised accordingly.

24. Comment:           Please disclose the time periods in which Mr. Popack has advised IGPC and the time periods in which Mr. Popack was involved with Stampville.com. Also, please revise your disclosure to explain the term “serial entrepreneur” and discuss details as to Mr. Popack’s experience as a serial entrepreneur.

Response:       Mr. Popack has served as an advisor to IGPC since August 2002 and was involved with Stampville.com from June 1999 to December 2003. The relevant disclosure has been revised to eliminate the reference to the term “serial entrepreneur.”

25. Comment:           Please discuss the business experience of Mr. Drizin in the past 5 years.

Response:       Since May 2003 Mr. Drizin has been engaged as a member in the operations SGH Associates, LLC and Flatbush Patio LLC, both of which are New York based real estate holding companies. The relevant disclosure has been revised accordingly.

26. Comment:           Please disclose, for each individual, the approximate amount of time to be spent each week on Company matters.

Response:       Messrs. Malamud and Rosenberg will spend approximately 40 each week on Company matters, Mr. Tonge will spend approximately 20 each week on Company matters, and Messrs. Popack and Drizin will spend approximately 5 each week on Company matters. The relevant disclosure in the Amended Registration Statement has been revised accordingly.

Security Ownership..., page 34

27. Comment:       Revise each footnote to also disclose the actual number of shares beneficially owned, i.e., the number beneficially owned of the 5,900,000 and the number beneficially owned of the 14,100,000.

 Response:       The footnotes have been revised accordingly.

28. Comment:       File the proxies as exhibits to the registration statement.

Response:       The proxy executed by Bayville Global, Ltd. in favor of Mr. Malamud is attached to the Amended Registration Statement as exhibit 10.24, and the form of the proxy executed by 17 shareholders in favor of Mr. Malamud is attached as exhibit 10.25.

Certain Relationships and Related Transactions, page 36

29. Comment:       Please include the rate at which interest accrues on the loan promissory note executed by Financial Services Inc. in favor of MapCash Holdings, LLC.

Response:       The relevant portions of the Certain Relationships and Related Transactions section have been redrafted, to include the rate at which interest accrued on the loan promissory note executed by Financial Services Inc. in favor of MapCash Holdings, LLC. Similar loan promissory notes were also executed by the other subsidiaries, in favor of MapCash Holdings, and the disclosure has been revised in an effort to make it clearer. On November 12, 2008, all of these notes were repaid in full and cancelled, using funds borrowed from MapCash Management by each of the subsidiaries (such funds were borrowed pursuant to the Master Loan Agreement).

30. Comment:      Revise to disclose the aggregate amount of income earned by each officer and director as a result of their ownership or other interest in the entities listed in this section for both the year ended 12/31/07 and the interim period presented for 2008.

Response:       The relevant disclosure has been revised accordingly.

Recent Sales of Unregistered Securities, page 40

31. Comment:       With respect to offerings made in reliance on Regulation D, please confirm, if true, that you complied with the filing of notice requirement of Rule 503 of Regulation D.

Response:       We did not comply with the filing of notice requirement of Rule 503 of Regulation D with respect to the Registrant’s private placement. We respectfully submit that our attempted compliance with Rule 504 of Regulation D does not act as an exclusive election, pursuant to Preliminary Note 3 to Regulation D. We believe that the private placement is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), by Section 4(2) of the Act, as a transaction by an issuer not involving any public offering. We have revised the relevant disclosure in Part II of the Amended Registration Statement. Please note, however, that an Issuer Statement, under New York State General Business Law Section 359-e, was filed with the New York State Department of Law, Investment Protection & Securities Bureau, on July 8, 2008 (file number S32-29-34).

32. Comment:           Please revise your disclosure to include the specific rule under Regulation D that you are relying on for the transaction consummated July 31, 2008.

Response:       The disclosure has been revised to indicate that the Registrant’s private placement, which was consummated on July 31, 2008, was exempt from the registration requirements of the Act pursuant to Section 4(2) thereto, as a transaction by an issuer not involving any public offering. The disclosure has been revised in the Amended Registration Statement accordingly because as noted above in response to comment 31, the Registrant attempted to comply with Rule 504 of Regulation D but did not file notice pursuant to Rule 503 of Regulation D.

33. Comment:           Supplementally advise the staff as to the specific part(s) of Regulation S that you are relying on for the exemption and, with regard to the statement that the shares were not purchased for the account or benefit of any U.S. person, provide us with the names, ownership percentage and citizenship of the owners of Bayville Global and of any person that has an interest in any entity that is not a natural person whom is an owner of an interest in Bayville.

Response:       We have determined that the issuance of shares to Bayville Global was exempt from the registration requirements of the Act pursuant to Section 4(2) thereto as a transaction by an issuer not involving any public offering. The relevant disclosure has been revised accordingly. The indirect beneficial owners of Bayville Global are The Cape Settlement and The Carriage Settlement. The contingent beneficiaries of The Cape Settlement and The Carriage Settlement include U.S. Persons, as defined in Regulation S.

We respectfully submit that in connection with the Registrant’s July 31, 2008 private placement, which includes the issuance of 4,100,000 shares to Bayville Global: (i) offers were made only to persons who are familiar with the Registrant’s officers and directors and the business of the Registrant; (ii) all such persons had a pre-existing relationship with the Registrant and its officers and directors; (iii) all of the offerees, except for one who is an employee of the Registrant, were accredited investors and made customary Regulation D and accredited investor representations; (iv) all of the offerees subscribed for shares and no persons were offered shares who declined to invest in the Registrant; (v) restrictive legends were imprinted on the certificates evidencing the shares issued; and (vi) the aggregate cash gross proceeds raised was $10,000.

Report of Independent Registered Public Accounting Firm

34. Comment:       Your auditors refer to their review of the interim financial statements in their audit report for Map Financial Group, Inc. This does not appear to comply with Article 2 of Regulation S-X. Please provide us with any literature that supports this language in your Audit Report, or revise your registration statement to include an Audit Report that excludes this language.

Response:       The Amended Registration Statement has been revised to include audit reports that do not include any reference to a review of interim financial statements.

Financial Statements, page 1

35. Comment:       The Company issued 10 million shares of common stock to the shareholders of Fast Cash International Limited (“FCI”) in exchange for all of the outstanding shares of FCI. Prior to the transaction, it appears that the registrant did not have    any operations, assets or liabilities. This transaction appears to be a capital transaction in substance, rather than a business combination. That is, the  transaction is equivalent to the issuance of stock by FCI for the net monetary assets of the registrant, accompanied by a recapitalization. Because FCI is essentially the acquirer for accounting purposes, the accumulated deficit of the Company after the transaction should equal the accumulated deficit of FCI, adjusted for any transaction costs. The accumulated deficit of the registrant at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital. Please revise the financial statements (and Management’s Discussion and Analysis) accordingly and provide appropriate footnote disclosure describing the transaction and the related accounting treatment.

Response:       The financial statements of FastCash International and a revised Management’s Discussion and Analysis are included with the Amended Registration Statement. They reflect the purchase of the subsidiaries on July 14, 2008. The transaction was recorded by charging to additional paid-in capital the fair value of the assets acquired and the liabilities assumed on July 14, 2008. On consolidation, the retained earnings of the subsidiaries were eliminated with an entry to paid-in capital. The footnotes describe the transaction and the accounting treatment.

The financial statements of Map Financial Group have been revised to disclose the acquisition of FastCash International as a subsequent event, occurring August 29, 2008. Note 7 to the financial statements describes the transaction and the accounting treatment.

36. Comment:       As a related matter, assuming the merger between the registrant and FCI was effective as of July 31, 2008, you should include the consolidated financial statements of FCI (which acquired the five subsidiaries on July 14, 2008) and not the financial statements of Financial Service, Inc. and Affiliates. Please revise to include the proper financial statements.

Response:       The merger between the Company and FastCash International was effective as of August 29, 2008. The Amended Registration Statement has been revised to include (i) audited financial statements for Map Financial Group as at July 31, 2008 and for the period from June 27, 2008 (inception) to July 31, 2008, (ii) unaudited, consolidated financial statements for FastCash International as at July 31, 2008 and 2007, for the period from April 15, 2008 (inception) through July 31, 2008 and, on a pro-forma basis, for the seven month periods ended July 31, 2008 and 2007, and (iii) audited, combined financial statements for the operating subsidiaries as at December 31, 2007 and 2006 and for the twelve month periods then ended.

37. Comment:       If the merger was not effective until August 29, 2008, the financial statements of the registrant should not give rise to the merger. The financial statements presented as of July 31, 2008 should be the stand-alone financial statements of the registrant, the financial statements of FCI (as described above), and the December 31, 2007 financial statements already provided. We may have additional comments upon receipt and review of your response.

Response:       The Amended Registration Statement has been revised to reflect the correct effective date of the merger, which was August 29, 2008, and an amendment to the relevant agreement regarding the merger is attached to Amended Registration Statement as exhibit 10.2.1 evidencing such effective date. Please refer to our response to comment 36 above, which lists the financial statements included with the Amended Registration Statement.

38. Comment:       Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Response:       We note the updating requirements for the financial statements and related disclosures, and respectfully submit that we are in compliance with Rule 3-12 of Regulation S-X. Note 1 – Organization and Business, page 5

39. Comment:       Please revise to disclose your fiscal year-end.

Response:       Note 1 has been revised accordingly.

Note 2 – Significant Accounting Policies, page 5

Direct Write-Off Method Used to Record Bad Debts, page 8

40. Comment:       You state the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method. Please tell us why you believe the results are not materially different. Please quantify these results by providing us with the analysis used to determine the difference was immaterial. Revise this footnote similarly.

Response:       Note 2 has been revised accordingly. The note indicates that the direct write-  off method would result in the same effect on the financial statements as an allowance.

Year	2008	2007	2006
Bad debt written off	-	$9,204	$6,787
Total loans issued	-	2,682,000	849,500
Bad debt percentage	-	0.34%	0.80%
Accounts receivable	$1,815,300	1,183,200	304,000
Allowance based on average percentage (0.57%)	$10,347	$6,744	$1,733

Based on the results, management estimates that future defaults will be the same or less than an allowance for doubtful accounts. The Registrant will consider using the allowance method in the future if conditions change.

Note 4 – Note Payable, page 8

41. Comment:       In this footnote you state that the advances under the master loan agreement are due on demand. On page 22 of the document you state that interest is due the first day of each January, April, July and October and any unpaid principal and accrued interest is due on June 30, 2010. Please revise the document to provide consistent information throughout.

Response:       Advances under the master loan agreement are payable on demand, and accrued and unpaid interest is due and payable on the 1st day of each January, April, July and October. The relevant footnote disclosure now appears in footnote 4, as a subsequent event, in the financial statements of FastCash International.

Note 8 – Commitments and Contingencies, page 9

42. Comment:       Revise to discuss the terms and conditions of the agreements with NBL Technologies, if material. Also provide the disclosures required by SFAS 57 with respect to this company and its 50% ownership by your Chief Operating Officer, if applicable.

Response:       The relevant footnote disclosure has been revised, it now appears in footnote 7, Commitments and Contingencies, in the consolidated financial statements of FastCash International and in the combined financial statements of Financial Services, Inc., and it includes the terms and conditions of the agreements with NBL Technologies and provides the disclosures required by SFAS 57 with respect to NBL and its 100% ownership by your Chief Operating Officer.

Financial Services, Inc. and Affiliates, page 1

43. Comment:       Revise the Financial Services financial statements and notes thereto to conform to the requested changes above, as applicable.

Response:       The financial statements of Financial Services have been revised to conform to the changes requested above.

Statement of Operations, page 2

44. Comment:       We note you have not classified interest expense as an operating expense. Due to the nature of your business, it appears that interest expense should be a part of operations. Please revise to classify your interest expense in operations or provide us with the literature you relied on to support your current presentation.

Response:       Interest expense has been reclassified as an operating expense in all of the financial statements that are attached as exhibits to the Amended Registration Statement.

Exhibits

Exhibit 5.1

45. Comment:       Please revise your legality opinion to opine upon the laws and the facts as they exist at effectiveness.

Response:       The legality opinion has been revised to clearly provide that the opinion relates to the laws and the facts as they exist at effectiveness; if necessary, we will deliver an opinion within five days of the effectiveness of the registration statement.

46. Comment:       Your opinion does not comply with Item 601(b)(5) of Regulation S-K which requires an opinion without any foreign law qualification. Please delete the sentence stating that you are attorneys admitted to practice in New York from your legality opinion.

Response:       The sentence stating that our attorneys are admitted to practice in New York has been deleted from your legality opinion in accordance with the request of the Commission.

Exhibit 10.2

47. Comment:       Please advise the staff as to how you determined that the effectiveness date of    your share exchange agreement between Map Financial Group, Inc and FastCash International Limited is July 31, 2008 given that the agreement is dated August 29, 2008. Please include your extensive legal analysis.

Response:       The share exchange agreement was initially made effective as of July 31, 2008 so that the Registrant’s audited, consolidated financial information for the period ended July 31, 2008 could be presented. The Amended Registration Statement includes an unaudited, consolidated presentation of the financial information of FastCash International Limited for the period ended July 31, 2008. The share exchange agreement between Map Financial Group, Inc. and FastCash International Limited has been amended to provide that its effective date is August 29, 2008. The amendment is attached to the Amended Registration Statement as exhibit 10.2.1.

Exhibit 23

48. Comment:       Provide a current consent of the independent accountant in any amendment.

Response:       A current consent of the Company’s independent accountant is attached as exhibit 23.1 to the Amended Registration Statement.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement. Please note that we are also submitting via courier three (3) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin
cc:	Samuel Rosenberg, CFO